SECURITIES AND EXCHANGE COMMISSION

                        WASHINGTON, D.C.

                         AMENDMENT NO. 1
                               TO
                            FORM U-57

         NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS

                Filed under Section 33(a) of the

     Public Utility Holding Company Act of 1935, as amended


                   Entergy Power Saltend, Ltd.
                  ____________________________
                (Name of foreign utility company)


              Entergy Power Development Corporation
              _____________________________________
         (Name of filing company, if filed on behalf of
                   a foreign utility company)


        The Commission is requested to mail copies of all communications relating to this Notification to:


Frederick F. Nugent, Esq.           Thomas C. Havens, Esq.
General Counsel                     Jones, Day, Reavis & Pogue
Entergy Wholesale Operations        599 Lexington Avenue
20 Greenway Plaza                   New York, New York 10022
Suite 1025
Houston, Texas  77046

      Entergy Power Development Corporation, a wholly-owned subsidiary of Entergy Corporation ("Entergy"), a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"), hereby notifies the Securities and Exchange Commission that, by virtue of the sale by Entergy of its entire indirect ownership interest in Saltend Cogeneration Company Limited, Entergy Power Saltend, Ltd. relinquishes its status as a "foreign utility company" within the meaning of
Section 33(a) of the Act.



                            SIGNATURE

     The undersigned company has duly caused this amendment to be
signed   on   its  behalf  by  the  undersigned  thereunto   duly
authorized.

                                ENTERGY POWER DEVELOPMENT
                                CORPORATION


                                By: /s/ Robert A. Malone
                                    Robert A. Malone
                                    Vice President

Dated:  December 19, 2001